UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 4

                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


   ( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

   1.   Name and Address of Reporting Person:

        Mary Lee Sparks
        2438 Campbell Road, N.W.
        Albuquerque, New Mexico 87104
        U.S.A.

   2.   Issuer Name and Ticker or Trading Symbol:

        McLeodUSA Incorporated
        MCLD

   3.   IRS or Social Security Number of Reporting Person (Voluntary):


   4.   Statement for Month/Year:

        October 1998

   5.   If Amendment, Date of Original (Month/Year):


   6. Relationship of Reporting Person(s) to Issuer (Check all applicable):
        ( ) Director ( ) 10% Owner ( ) Officer (give title below) (x) Other (specify below)

        Member of 13(d) group owning more than 10%

   7.   Individual or Joint/Group Filing (Check Applicable Line):

        ( ) Form filed by One Reporting Person
        (x) Form filed by More than One Reporting Person

               Table I -- Non-Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned

                                                                                      5.
                                                                                  Amount of          6.
                                                                                  Securities     Ownership          7.
                    2.                                                            Beneficially   Form:          Nature
    1.         Transaction        3.                         4.                   Owned at End   Direct (D)     of Indirect
Title of       Date          Transaction        Securities Acquired (A) or        of Month       or Indirect    Beneficial
Security       (Month /      Code                    Disposed of (D)              (Instr. 3      (I)            Ownership
(Instr. 3)     Day/Year)     (Instr. 8)            (Instr. 3, 4 and 5)            and 4)         (Instr. 4)     (Instr. 4)
----------     -----------   ------------      -----------------------------      ------------   -----------    ----------
                             Code      V       Amount      (A)or(D)    Price
                             ----     ---      ------      --------    -----
Class A        10/27/98      J*                250,000 (1)   A                    250,000 (1)       I           By Barbara S.
Common Stock                                                                                                    Federico 1998
                                                                                                                Spouse CRUT
                                                                                                                dated October
                                                                                                                27, 1998

               10/27/98      J*                200,000 (2)      A                 200,000 (2)       I           By Anne S.
                                                                                                                Whitten 1998
                                                                                                                Spouse NIM-
                                                                                                                CRUT dated
                                                                                                                October 27,
                                                                                                                1998

               10/27/98      J*                75,000 (3)       A                  75,000 (3)       I           By John W.
                                                                                                                Sparks 1998
                                                                                                                Spouse NIM-
                                                                                                                CRUT dated
                                                                                                                October 27,
                                                                                                                1998

               10/27/98      J*                175,000 (4)      A                 175,000 (4)       I           By John W.
                                                                                                                Sparks 1998
                                                                                                                Spouse CRUT
                                                                                                                dated October
                                                                                                                27, 1998

               10/27/98      J*                250,000 (5)      A                 250,000 (5)       I           By Christina
                                                                                                                S. Duncan 1998
                                                                                                                Spouse CRUT
                                                                                                                dated October
                                                                                                                27, 1998
                                                                                   22,360 (6)        D

                                                                                   22,360 (7)        D

                                                                                   22,359 (8)        D

                                                                                   22,359 (9)        D

                                                                                   96,678            D

                                                                                  332,209 (10)       I          By Trust
                                                                                                                Agreement
                                                                                                                dated May 13,
                                                                                                                1978 f/b/o
                                                                                                                Mary Lee
                                                                                                                Sparks

                                                                                      5.
                                                                                  Amount of         6.
                                                                                  Securities     Ownership         7.
                   2.                                                             Beneficially   Form:          Nature
    1.         Transaction       3.                         4.                    Owned at End   Direct (D)     of Indirect
Title of       Date          Transaction         Securities Acquired (A) or       of Month       or Indirect    Beneficial
Security       (Month /      Code                    Disposed of (D)              (Instr. 3      (I)            Ownership
(Instr. 3)     Day/Year)     (Instr. 8)            (Instr. 3, 4 and 5)            and 4)         (Instr. 4)     (Instr. 4)
----------     -----------   ------------      -----------------------------      ------------   -----------    ----------
                             Code      V       Amount      (A)or(D)    Price
                             ----     ---      ------      --------    -----
                                                                                  154,674           I           By Mary Lee
                                                                                                                Sparks 1990
                                                                                                                Personal
                                                                                                                Income Trust
                                                                                                                for the
                                                                                                                Benefit of
                                                                                                                Anne Romayne
                                                                                                                Sparks dated
                                                                                                                April 20, 1990

                                                                                  154,674           I           By Mary Lee
                                                                                                                Sparks 1990
                                                                                                                Personal
                                                                                                                Income Trust
                                                                                                                for the
                                                                                                                Benefit of
                                                                                                                Barbara Lee
                                                                                                                Sparks dated
                                                                                                                April 20, 1990

                                                                                  154,674           I           By Mary Lee
                                                                                                                Sparks 1990
                                                                                                                Personal
                                                                                                                Income Trust
                                                                                                                for the
                                                                                                                Benefit of
                                                                                                                Christina
                                                                                                                Louise Sparks
                                                                                                                dated April
                                                                                                                20, 1990

                                                                                  154,674           I           By Mary Lee
                                                                                                                Sparks 1990
                                                                                                                Personal
                                                                                                                Income Trust
                                                                                                                for the
                                                                                                                Benefit of
                                                                                                                John Woodruff
                                                                                                                Sparks dated
                                                                                                                April 20, 1990

                 Table II -- Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned
       (e.g., puts, calls, warrants, options, convertible securities)

                                                                                                      9.
                                             5.                                                    Number of      10.
                                           Number                                                  Deriva-     Owner-        11.
                                           of Deriv-                                               tive        ship Form   Nature
                                           ative Se-                                               Securi-     of Deriva-  of Indi-
                2.        3.               curities                         7.                     ties        tive        rect
            Conversion  Trans-     4.      Acquired        6.            Title and                 Benefi-     Security:   Benefi-
   1.       or          action   Trans-    (A) or       Date Exer-       Amount of        8.       cially      Direct (D)  cial
Title of    Exercise    Date     action    Disposed     cisable and      Underlying    Price of    Owned at    or Indi-    Owner-
Derivative  Price of    (Month/  Code      of (D)       Expiration       Securities    Derivative  End of      rect        ship
Security    Derivative  Day/     (Instr.   (Instr. 3,   Date (Month/     (Instr. 3     Security    Month       (I)         (Instr.
(Instr. 3)  Security    Year)    8)        4 and 5)     Day/Year)        and 4)        (Instr. 5)  (Instr. 4)  (Instr. 4)  4)
----------  ----------  -------  -------   ----------   ------------     ----------    ----------  ----------  ----------  -------
                                Code  V    (A)    (D)   Date     Expir-  Title  Amount
                                                        Exer-    ation          or
                                                        cisable  Date           Number
                                                                                of
                                                                                Shares
                                -------   -----  -----  -------  ------- -----  ------


     Explanation of Responses:

        *Explanation of Transaction Code J - Other Acquisition or
   Disposition: On October 27, 1998, shares of Common Stock were distributed by various trusts created under the Mary Green Gallo Trust Agreement dated December 29, 1989, and were immediately contributed to one or more newly created charitable remainder unitrusts, as identified in Table I or the footnotes to Table I.

        Explanation of footnotes to Table I: For purposes of Section 13(d) of the Securities Exchange Act, each of the joint filers is a member of a group that together owns more than 10% of the Issuer's Class A Common Stock. Except as indicated in the following notes, the securities shown in Table I are beneficially owned for purposes of Rule 16a-1(a)(2) by Mary Lee Sparks and not by any of the other joint filers.

        (1) Beneficially owned for purposes of Rule 16a-1(a)(2) by Barbara S. Federico. These shares were distributed to Barbara S. Federico on October 27, 1998 from the Trust named for Barbara S. Federico created under the Mary Green Gallo Trust Agreement dated December 29, 1989, and were immediately contributed to the Barbara S. Federico 1998

             Spouse CRUT dated October 27, 1998. These shares are not subject to Ms. Federico's agreement with the other members of the 13(d) group referred to in Item 6 above.

        (2)  Beneficially owned for purposes of Rule 16a-1(a)(2) by Anne
             S. Whitten. These shares were distributed to Anne S. Whitten on October 27, 1998 from the Trust named for Anne S. Whitten created under the Mary Green Gallo Trust Agreement dated December 29, 1989, and were immediately contributed to the Anne S. Whitten 1998 Spouse NIM-CRUT dated October 27, 1998. These shares are not subject to Ms. Whitten's agreement with the other members of the 13(d) group referred to in Item 6 above.

        (3)  Beneficially owned for purposes of Rule 16a-1(a)(2) by John
             W. Sparks. These shares were distributed to John W. Sparks on October 27, 1998 from the Trust named for John W. Sparks created under the Mary Green Gallo Trust Agreement dated December 29, 1989, and were immediately contributed to the John W. Sparks 1998 Spouse NIM-CRUT dated October 27, 1998. These shares are not subject to Mr. Sparks' agreement with the other members of the 13(d) group referred to in Item 6 above.

        (4)  Beneficially owned for purposes of Rule 16a-1(a)(2) by John
             W. Sparks. These shares were distributed to John W. Sparks on October 27, 1998 from the Trust named for John W. Sparks created under the Mary Green Gallo Trust Agreement dated December 29, 1989, and were immediately contributed to the John W. Sparks 1998 Spouse CRUT dated October 27, 1998. These shares are not subject to Mr. Sparks' agreement with the other members of the 13(d) group referred to in Item 6 above.

        (5) Beneficially owned for purposes of Rule 16a-1(a)(2) by Christina S. Duncan. These shares were distributed to Christina S. Duncan on October 27, 1998 from the Trust named for Christina S. Duncan created under the Mary Green Gallo Trust Agreement dated December 29, 1989, and were immediately contributed to the Christina S. Duncan 1998 Spouse CRUT dated October 27, 1998. These shares are not subject to Ms. Duncan's agreement with the other members of the 13(d) group referred to in Item 6 above.

        (6)  Beneficially owned for purposes of Rule 16a-1(a)(2) by John
             W. Sparks.

        (7) Beneficially owned for purposes of Rule 16a-1(a)(2) by Barbara S. Federico.

        (8) Beneficially owned for purposes of Rule 16a-1(a)(2) by Christina S. Duncan

        (9)  Beneficially owned for purposes of Rule 16a-1(a)(2) by Anne
             S. Whitten.

        (10) Beneficially owned for purposes of Rule 16a-1(a)(2) by Mary Lee Sparks. These shares are no longer beneficially owned by Christina S. Duncan as a result of her resignation as trustee of the Trust.

   SIGNATURE OF REPORTING PERSON:


   Mary Lee Sparks

                           JOINT FILER INFORMATION

   Name: Anne S. Whitten

   Address: 38 Goodhue Road, Windham, New Hampshire 03087

   Designated Filer: Mary Lee Sparks

   Issuer & Ticker Symbol: McLeodUSA Incorporated, MCLD

   Statement for Month/Year: October 1998

   Date of Event Requiring Statement: October 27, 1998


   Signature: Anne S. Whitten


                           JOINT FILER INFORMATION

   Name: Barbara S. Federico

   Address: 4840 Ashville Bay Road, Ashville, New York 14710

   Designated Filer: Mary Lee Sparks

   Issuer & Ticker Symbol: McLeodUSA Incorporated, MCLD

   Statement for Month/Year: October 1998


   Signature: Barbara S. Federico

                           JOINT FILER INFORMATION

   Name: Christina S. Duncan

   Address:  194 North Bald Hill Road, New Canaan, Connecticut 06840

   Designated Filer: Mary Lee Sparks

   Issuer & Ticker Symbol: McLeodUSA Incorporated, MCLD

   Statement for Month/Year: October 1998


   Signature: Christina S. Duncan


                           JOINT FILER INFORMATION

   Name: John W. Sparks

   Address: 229 Saavedra, S.W., Albuquerque, New Mexico 87105

   Designated Filer: Mary Lee Sparks

   Issuer & Ticker Symbol: McLeodUSA Incorporated, MCLD

   Statement for Month/Year: October 1998


   Signature: John W. Sparks

   DATE: November 6, 1998